UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 12)*
Under the Securities Exchange Act of 1934

PRECIGEN, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46122T102
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: John Owen Gwathmey, Esq. David I. Meyers, Esq. Troutman Sanders LLP Troutman Sanders Building 1001 Haxall Point Richmond, Virginia 23219 (804) 697-1239

January 31, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46122T102	Page 2 of 11
1	NAMES OF REPORTING PERSONS
RANDAL J. KIRK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
81,523,936

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
81,523,936

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
81,523,936

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 46122T102	Page 3 of 11
1	NAMES OF REPORTING PERSONS
R.J. KIRK DECLARATION OF TRUST 31-6661283

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,684,644

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
22,684,644

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,684,644

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - trust

CUSIP No. 46122T102	Page 4 of 11
1	NAMES OF REPORTING PERSONS
THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
58,655,689

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
58,655,689

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,655,689

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 46122T102	Page 5 of 11
1	NAMES OF REPORTING PERSONS
THIRD SECURITY CAPITAL PARTNERS V, LLC I.R.S. IDENTIFICATION NO.: 52-2395642

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,325,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,325,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,325,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 46122T102	Page 6 of 11
1	NAMES OF REPORTING PERSONS
NRM VI HOLDINGS I, LLC I.R.S. IDENTIFICATION NO.: 27-1471440

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,340,645

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
13,340,645

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,340,645

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 46122T102	Page 7 of 11
1	NAMES OF REPORTING PERSONS
KAPITAL JOE, LLC I.R.S. IDENTIFICATION NO.: 45-2595931

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,140,139

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
14,140,139

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,140,139

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 46122T102	Page 8 of 11
This Amendment No. 12 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated March 27, 2014 and filed on April 7, 2014, as amended by Amendment No. 1 dated December 31, 2014 and filed on January 5, 2015, by Amendment No. 2 dated May 31, 2016 and filed June 2, 2016, by Amendment No. 3 dated July 24, 2017 and filed July 26, 2017, by Amendment No. 4 dated October 16, 2017 and filed October 23, 2017, by Amendment No. 5 dated December 29, 2017 and filed on January 2, 2018, by Amendment No. 6 dated January 19, 2018 and filed January 22, 2018, by Amendment No. 7 dated July 3, 2018 and filed July 6, 2018, by Amendment No. 8 dated May 13, 2019 and filed May 15, 2019, by Amendment No. 9 dated May 24, 2019 and filed on May 24, 2019, by Amendment No. 10 dated June 6, 2019 and filed on June 10, 2019, and by Amendment No. 11 dated January 1, 2020 and filed on January 6, 2020 (the “Original Schedule 13D”), relating to the Common Stock, no par value per share (the “Common Stock”), of Precigen, Inc., formerly known as Intrexon Corporation, a Virginia corporation (the “Company”). Mr. Randal J. Kirk (“Mr. Kirk”), the R.J. Kirk Declaration of Trust, a revocable trust established by Mr. Kirk (“RJ DOT”), Third Security, LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“Third Security”), Third Security Capital Partners V, LLC, a Delaware limited liability company that is managed by Third Security (“TSCP V”), Kapital Joe, LLC, a Virginia limited liability company that is managed by Third Security (“Kapital Joe”), and NRM VI Holdings I, LLC, a Delaware limited liability company that is managed by an affiliate that is managed by Third Security (“NRM VI Holdings” and, together with Mr. Kirk, the RJ DOT, Third Security, TSCP V, and Kapital Joe, the “Reporting Persons”) are filing this Amendment to disclose the acquisition by TS Biotechnology Holdings, LLC (“TS Biotechnology”), a Virginia limited liability company that is managed by Third Security, of 5,972,696 shares of Common Stock, pursuant to the terms and conditions of a Subscription Agreement entered into by and between TS Biotechnology and the Company on January 1, 2020 (“Subscription Agreement”).

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On February 3, 2020, the Company announced the closing under the Subscription Agreement, which was entered into by and between Intrexon Corporation and TS Biotechnology on January 1, 2020, pursuant to which TS Biotechnology purchased on January 31, 2020, upon the terms and subject to the conditions set forth therein, 5,972,696 shares of the Company’s common stock for approximately $35 million, or $5.86 per share (the “Purchased Shares”). At closing, TS Biotechnology elected to have the Purchased Shares issued directly to its members.

The foregoing description of the Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Subscription Agreement, which is filed as Exhibit 1, and is incorporated herein by reference.

Other than as disclosed herein, as of the date of this Amendment, none of the Reporting Persons have present plans or proposals which would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

CUSIP No. 46122T102	Page 9 of 11
(b)	An extraordinary corporate transaction such as a merger, reorganization or disposition, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)
Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated to read in their entirety as follows:

(a) and (b)          See items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 162,682,637 shares of Common Stock issued and outstanding as of October 31, 2019 as disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 and filed on November 12, 2019, increased by: (i) 149,543 and 141,445 shares of Common Stock issued to Third Security on November 29, 2019 and December 31, 2019, respectively, pursuant to the Services Agreement by and between the Company and Third Security dated November 1, 2015, as amended (the “Services Agreement”); (ii) 35,536, 34,434, and 33,223 shares of Common Stock issued to Randal J. Kirk on November 29, 2019, December 31, 2019, and January 31, 2020, respectively, pursuant to the Restricted Stock Unit Agreement by and between the Company and Randal J. Kirk dated April 1, 2019 (the “RSU Agreement”); (iii) 3,444 shares of Common Stock issued to Randal J. Kirk on January 4, 2020, pursuant to the vesting of Restricted Stock Units, which were issued to Mr. Kirk on January 4, 2019 in connection with his position as an officer of the Company; (iv) 257,003 shares of Common Stock issued to other officers of the Company on January 3, 2020, January 6, 2020, and January 7, 2020, pursuant to the vesting of Restricted Stock Units; and (v) 5,972,696 shares issued pursuant to the Subscription Agreement.

CUSIP No. 46122T102	Page 10 of 11
Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	81,523,936	48.2%	81,523,936	--	81,523,936	--
R.J. Kirk Declaration of Trust	22,684,644	13.4%	22,684,644	--	22,684,644	--
Third Security, LLC	58,655,689	34.6%	58,655,689	--	58,655,689	--
Third Security Capital Partners V, LLC	8,325,000	4.9%	8,325,000	--	8,325,000	--
NRM VI Holdings I, LLC	13,340,645	7.9%	13,340,645	--	13,340,645	--
Kapital Joe, LLC	14,140,139	8.4%	14,140,139	--	14,140,139	--

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by the RJ DOT, Third Security, TSCP V, Kapital Joe, and NRM VI Holdings. Mr. Kirk controls Third Security, which is the manager of TSCP V and Kapital Joe and which manages the manager of NRM VI Holdings.

(c) Except as disclosed herein, none of the Reporting Persons have engaged in any transactions in the Company’s Common Stock in the past 60 days.

(d) – (e)          Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the responses in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Subscription Agreement, dated January 1, 2020, by and between Intrexon Corporation and TS Biotechnology Holdings, LLC (incorporated by reference as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated December 30, 2019)

Exhibit 2
Joint Filing Agreement, dated as of February 4, 2020, by and among Randal J. Kirk, the R.J. Kirk Declaration of Trust, Third Security, LLC, Third Security Capital Partners V, LLC, Kapital Joe, LLC, and NRM VI Holdings I, LLC.

CUSIP No. 46122T102	Page 11 of 11
SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2020

/s/ Randal J. Kirk
Randal J. Kirk

R.J. KIRK DECLARATION OF TRUST

By:	/s/ Randal J. Kirk
Randal J. Kirk
Trustee

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

THIRD SECURITY CAPITAL PARTNERS V, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

KAPITAL JOE, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VI HOLDINGS I, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1
Subscription Agreement, dated January 1, 2020, by and between Intrexon Corporation and TS Biotechnology Holdings, LLC (incorporated by reference as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated December 30, 2019)

Exhibit 2
Joint Filing Agreement, dated as of February 4, 2020, by and among Randal J. Kirk, the R.J. Kirk Declaration of Trust, Third Security, LLC, Third Security Capital Partners V, LLC, Kapital Joe, LLC, and NRM VI Holdings I, LLC.